[COVER]

[5 PHOTOS APPEAR HERE, SHOWING AUTOZONE STORE AND
EMPLOYEES WORKING WITH CUSTOMERS]
                           it's still about WITTDTJR



                         [AUTOZONE(R) LOGO APPEARS HERE]
                              1999 Annual Report

--------------------------------------------------------------------------------
Financial Highlights
                                    1999                  1998          % Change
Sales                          $4,116,392,000        $3,242,922,000        +27%
Operating Profit                 $433,095,000          $382,307,000        +13%
Net Income                       $244,783,000          $227,903,000         +7%
Earnings Per Share                      $1.63                 $1.48        +10%
Stockholders' Equity           $1,323,801,000        $1,302,057,000         +2%
Number of Auto Parts Stores             2,717                 2,657         +2%
--------------------------------------------------------------------------------


Company Description

     AutoZone is the undisputed industry leader in parts and information.

     We sell auto parts, accessories, chemicals and motor oil to do-it-yourself customers and professional technicians through 2,711 AutoZone stores in 39 of our United States and 6 tiendas en Mexico.

     We also sell heavy-duty truck parts through 46 TruckPro stores in 14 states.

     Through ALLDATA, we provide electronic diagnostic and repair information. We offer the professional technician a complete software package, and the DIYer can purchase vehicle-specific information on CD-ROM. The wired world can now access this information on a subscription basis at alldatadiy.com.

                       [PHOTO OF AUTOZONE STORE APPEARS HERE]

     Happy birthday to us! Amid the acquisition of the Express locations from Pep Boys, the Chief conversions and our push into Mexico, we also celebrated our 20th birthday during FY99.

                              [LOGO APPEARS HERE, SHOWING:
                              20 YEARS, 1979-1999
                              AutoZone(R)]

     In these last 20 years, a lot has changed about us. We left the nest of our parent company, changed our name, went public and this year cracked the Fortune 500.

     Through it all, our culture - the force that underlies our strength - has remained solid.

     Because of this unwavering culture, we sometimes speak a language all our own. To help you decode this report, we offer a small glossary of terms. It's by no means a complete primer on AutoZone culture, but it will get you through the next eight pages.

                                  AUTOZONISMS

ARBST - Alternator Regulator Battery Starter Tester. It's the rolling cart we use to diagnose our customers' vehicles for free in the parking lot.

AutoZoner - Anyone who serves customers at the nation's #1 auto parts chain.

CSR - Customer Service Representative. Not only do these AutoZoners run our lightning-fast registers, but they often look up parts on the WITT-JRs, maintain merchandising displays on the sales floor and greet customers as they enter the store.

DIY - Do-it-yourself. DIYers tackle their own repair jobs.

Technicians - Formerly known as auto mechanics. These people make a living serving the do-it-for-me (DIFM) market.

WITTDTJR - What It Takes To Do The Job Right. A cornerstone, a state-of-mind, a way of doing business found only at the nation's #1 auto parts chain.

WITT-JR - from the root "WITTDTJR." It's the parts counter computer that AutoZoners use to help customers find the right parts and information.

[AUTOZONE(R) LOGO ON STORE APPEARS HERE]
To our Customers, AutoZoners and Stockholders,

     We kicked off our 20th year of business much like we ended our 19th - with an acquisition. In October, we purchased 100 terrific Express locations from Pep Boys.

     But FY99 wasn't about acquiring stores. Instead, we concentrated our efforts on weaving the AutoZone culture into the stores we'd acquired from Pep Boys and Chief and making those locations more profitable. In a few cases, that meant closing a store that was too close to an AutoZone or was situated in an underperforming location or undersized building. For others it meant relocating a store to more productive property. But the majority of our efforts went toward converting acquired stores as quickly -- and economically -- as possible.

     We knew earning the expected return on those investments meant transforming them into full-fledged AutoZone stores -- complete with new signs, new systems, new parts and a new passion for serving customers. And by the end of the year, that aggressive conversion schedule was complete with 445 acquired stores changed over. Early results have confirmed our eagerness to convert those stores. Average weekly sales have shown sizable increases at both the former Express locations and Chief stores since the conversions.

     Of course, there's a cost that comes with those numbers. The vast majority of the Chief stores were in California, a state where everything seems to be more expensive - including labor. It didn't take us long to realize we'd underputted a bit in forecasting the conversion costs. But we still managed to increase EPS 10% over the prior year to $1.63 per share.

   Other significant financial accomplishments included:

   . Sales rose 27% to $4.12 billion

   . Comparable store sales increased by 4%

   . Net income increased 7% to $244.8 million

     We're proud to report our accomplishments in FY99 weren't limited to acquired stores. We strengthened our position in existing markets and entered several new markets with an internal growth plan that gave us 54 net new AutoZone stores last year. Included in that number were the 191 stores we closed last year. The bulk of those closings were the acquired stores mentioned earlier. The remaining handful were underperforming AutoZone stores. It's important to point out that in our 20 year history, we've closed less than two percent of our internally developed stores.

     Store development reached an exciting new milestone last year as we embarked upon our first international venture. We opened six stores in Mexico near the U.S. border. While we're still getting a feel for the culture and business climate, we're very encouraged by the early results there. Future expansion will be slow and deliberate as we continue to learn better ways to meet the needs of our Mexican customers.

     Along with the progress in the field, we made a few changes at the store support center in Memphis. Extensive searches outside the company produced important additions to our senior management team.

     Gene Auerbach was named senior vice president, store development, customer satisfaction. He replaces Lawrence Evans who retired at the end of the fiscal year. Gene's strong domestic and international retail experience includes three years as director of Asian operations for The Dairy Farm Company, an international operator of supermarkets, drugstores, convenience stores and restaurants. His proven organizational skills and P&L discipline are what we're counting on to lead our ambitious store expansion plans.

     Bruce Clark joined the company as chief information officer and senior vice president, systems, technology and support, customer satisfaction. He filled the vacancy left when Steve Valentine took on new responsibilities in store operations.

[BAR GRAPHS APPEAR HERE SHOWING:

                Operating       Net             Earnings
Sales           Profit          Income          Per share
($ millions)    ($ millions)    ($ millions)    ($)
95      1,808   95     228      95       139    95      .93
96      2,243   96     269      96       167    96     1.11
97      2,691   97     321      97       195    97     1.28
98      3,243   98     382      98       228    98     1.48
99      4,116   99     433      99       245    99     1.63]

Bruce has vast experience in retail systems, most recently as CIO and senior vice president for Brylane, Inc. -- a consumer catalog business which includes Lane Bryant and Chadwick's of Boston. Bruce will be responsible for furthering our competitive edge in the evolving field of technology.

     Joe Fabiano was brought in as chief people officer and senior vice president, human resources, customer satisfaction. Joe's extensive experience in domestic and international human resources management includes time as vice president, human resources for Tricon Global Restaurants and senior vice president, human resources for Gruma Corporation. Joe's focus will be on making AutoZone the employer of choice in all of retailing.

     AutoZone's stock repurchase program, which was first announced in January 1998, was significantly increased during FY99. At the end of the fiscal year, our board had approved $400 million of company stock to be repurchased, dating back to the initial announcement. We closed out the year with over $260 million of stock already repurchased and another $100 million under contract to buy. We consider this ongoing program to be a wise investment.

     Outside of the auto parts business, FY99 was a year of visible progress for our other businesses, as well.

     At TruckPro, we introduced a fantastic new store design which includes some retail concepts that have proven successful in our AutoZone stores. It features an updated logo, better in-store signage and a larger sales floor. Most importantly, we've expanded the selection. The new layout offers our heavy-duty customers a much greater selection of parts and accessories. We've updated 23 stores with the new look. We also incorporated the changes in the three new TruckPro stores opened last year, bringing the store count to 46. So far, our heavy-duty customers have responded favorably, and plans are to convert the remaining stores as soon as it's feasible.

     ALLDATA continues to make major strides as the leading provider of electronic diagnostic and repair information. To see the latest venture, cast your browser out to www.alldatadiy.com. There, you'll see the first generation of AutoZone's web commerce. Launched in June, this site offers ALLDATA's world-class diagnostic and repair information on a paid subscription basis to anybody with Internet access. A link on AutoZone's home page directs our customers to this new and exciting addition to the information superhighway.

     We'll continue to find ways to improve and enhance these other ventures. But the thing we're most looking forward to in FY00 is the opportunity to really focus on what we do best -- selling auto parts. With the acquisitions and conversions behind us, our core domestic business will get the bulk of our attention. And the energy that went into completing the rigorous conversion schedule can now be directed toward the principles that made us the industry leader -- things like our enduring culture, our cutting-edge store development concepts, our passion for providing the best parts and our famous customer service.

     That focus on the core business is reflected in this annual report. Our 20th birthday created a terrific opportunity to talk about the basic ideas on which we were founded. Ideas that were so fundamentally right for our business back in 1979 that 20 years later, they're still the guiding principles for all 40,483 AutoZoners. They're absolutely what it takes to keep us in the clear-cut lead and to carry us miles (or kilometers) into the future.

[BAR GRAPH APPEARS HERE SHOWING:

After Tax Return
On Average Equity
95            23%
96            22%
97            20%
98            19%
99            19%]


         /s/ John Adams                            /s/ Tim Vargo

           John Adams                                Tim Vargo
         Chairman & CEO                           President & COO
      Customer Satisfaction                    Customer Satisfaction

[PHOTO OF JOHN ADAMS APPEARS HERE]       [PHOTO OF TIM VARGO APPEARS HERE]

Service

     It's amazing we sold $4 billion worth of parts in FY99 considering all the stuff we gave away for free. Seriously, we didn't charge a dime for all kinds of services someone else might have made a killing on.

     Take our free testing. Somebody pushes a dead car into our parking lot desperately wanting a new battery, but we hold off the sale by rolling the ARBST out to the ailing vehicle. The AutoZoner flips a few switches, sets off a few bells and whistles -- the next thing you know, we're selling this customer a new alternator and recharging the healthy battery for free.

     What gives? Hey, he didn't need a new battery. His bad alternator wasn't putting out a charge, and as a result, the battery couldn't do its job. If we hadn't offered the free test, he would've returned the next day with an equally dead (though brand new!) Duralast Gold battery. And he'd be twice as mad.

     Instead, we've made a customer for life.

     And the list goes on. How many stores will sell you the right parts and loan you the tools to get the job done?

     It's crazy. And the customers love it.

     They love when an AutoZoner has an extra minute to install their wiper blades or headlights. For free! No tipping allowed.

     They love the lightning-fast check-outs. Ever met a DIYer who wasn't in a hurry? We haven't, either. That's why we keep back-up AutoZoners assigned to every open register in case the primary CSR is busy carrying a new battery out to a customer's car.

     But the crown jewel sits atop the parts counter. Those WITT-JRs pack in hundreds of thousands of bits of priceless information -- just what our customers need to do the job right. Not only do we cram the right parts information in there, but we've got all kinds of vehicle specifications, diagnostic tips and the industry's only national electronic warranty database.

     This database, still without peers after seven years online, tracks every warranty so the customer doesn't have to worry about losing receipts or moving around the country. We know our customers' cars -- no matter where they drive.

     Creating loyal customers like this makes for strong sales. That's why we started giving stuff away in 1979, and 20 years later, it's still what it takes to do the job right.

[PHOTOS APPEAR HERE OF AUTOZONE EMPLOYEES WORKING WITH CUSTOMERS]

[PHOTO OF AUTOZONE EMPLOYEES WORKING WITH CUSTOMERS APPEARS HERE]

Parts

     You can have the best customer service in the world, but without quality parts, you'd be spinning your wheels.

     We, however, have been gripping the road for more than 20 years even as parts technology has evolved.

     Some people say this evolution has made cars too difficult for our customers to work on. We can give them more than 19,000 reasons to disagree. That's how many parts our average store stocks.

     Cars today still need the same basic parts they needed in 1979, and then some. Brakes, water pumps, alternators, shocks, belts and hoses. The parts that launched our business are still on every car. Plus, we carry oxygen sensors, ignition control modules, coolant temperature sensors and all the other computer-controlled parts that have come along in the last 20 years.

     Funny thing is, we don't carry the most parts in the industry, and that's the point.

     Our edge is that we have the right parts. What good are more parts if they're collecting dust? Our state-of-the-art flexogram system determines which parts each store needs to serve its specific customer base. Down to the neighborhood. It gathers data from customer requests and past sales to create a neighborhood profile -- and automatically stocks the shelves accordingly.

     Powerful. Efficient. Profitable. It's all part of knowing our customers and satisfying their needs.

     To move these parts off the shelves, we launch a two-pronged attack.

     For starters, our customers never have to wait for a sale. We offer everyday low prices. In short, our buying power with vendors translates into buying power for the customer. The more we sell, the more they can buy with their dollar.

     And the higher the quality, too. As industry leader, we can work with our vendors to create some of the best aftermarket parts on the planet.

     The cliche applies: It's not quantity, it's quality. It's what keeps our customers on the road and us in the lead.

[PHOTOS OF AUTOZONERS WORKING WITH PARTS APPEAR HERE]

[PHOTO OF AUTOZONE TRACTOR-TRAILER APPEARS HERE]

Stores

     Twenty years ago, the typical aftermarket parts store was a dusty, dimly lit room stacked indiscriminately with parts and accessories. Customer service was optional, and not very likely.

     And then came Forrest City, Arkansas, - home of our very first store.

     Fortunately, our founder came from a family of grocers - a lineage of customer service innovators who understood the value of what we now call "the box."

     It's the space in which the customer meets your product and your people. It can be a dark, forbidding warehouse, or, in AutoZone's case, a bright and clean environment where folks feel welcome.

     That was our gamble. That do-it-yourselfers prefer the modern retail experience, the experience that wasn't available anywhere else in 1979.

     We were right.

     Our colorful displays, our expertly designed parts aisles and, believe it or not, our shiny linoleum floors, drew in quite a crowd of customers.

     And competitors, too. So many, in fact, that industry analysts adopted the term "Zone Clones" for those who choose to honor us with the highest form of flattery.

     But we always manage to stay ahead of the game. Our real estate group searches non-stop for the perfect location in every neighborhood and factors in maximum parking availability in every choice.

     And we don't just drop the same size box in every neighborhood. Because, let's face it, no two neighborhoods are alike. We do our homework to determine which of our store designs best fits the local market.

     Yes, it's a science. And it pays off.

     With 2,717 applications of our formula - sparkling stores, top-quality parts and trademark customer service - we think it's safe to say that what it took to do the job right on July 4, 1979, in Forrest City, Arkansas, is still what it takes today.

[PHOTO OF AUTOZONE EMPLOYEES APPEARS HERE]

[PHOTO OF AUTOZONE STORE APPEARS HERE]

[NOTE: The following is a Spanish translation of the prior English section.]


                         [AutoZone Logo Appears Here]

                          Reporte Anual de AutoZone
                         todavia se trata de WITTDTJR

Descripcion de la Compania

    AutoZone es el indiscutible lider de la industria de partes y de informacion.

    Vendemos partes para autos, accesorios, quimicos y aceite para motores, a clientes que hacen las reparaciones por si mismos y a tecnicos profesionales a traves de 2,711 tiendas de AutoZone, en 39 estados de los Estados Unidos de Norte America y 6 tiendas en Mexico.

    Tambien vendemos partes para camiones pesados a traves de 46 tiendas TruckPro en 14 estados.

    A traves de ALLDATA, proveemos diagnostico electronico e informacion de reparacion. Ofrecemos al tecnico profesional un paquete completo de computacion, y el DIYer puede comprar informacion especifica de su vehiculo en un CD-ROM. El mundo que este conectado por cable puede obtener esta informacion basandose en una subscripcion en el alldatadiy.com.

    Felicitaciones a nosotros En medio de la adquisicion de las locaciones Express de Pep Boys, las conversiones de las tiendas Chief y nuestro empuje para entrar a Mexico, tambien celebramos durante FY99 nuestro cumpleanos numero 20.

                [PHOTO OF AUTOZONE STORE APPEARS HERE]

    Hemos cambiado bastante en los ultimos 20 anos. Hemos dejado el nido de nuestra compania matriz, hemos cambiado nuestro nombre, nos hemos convertido en una compania con acciones para el publico y este ano llegamos a la lista de las companias Fortune 500.

    A traves de todo, nuestra cultura - la fuerza que es la base de nuestra fortaleza - ha permanecido solida.

    Debido a esta cultura firme, algunas veces hablamos nuestro propio idioma. Para ayudarlo a descifrar este reporte, le ofrecemos un pequeno glosario de terminos. Por supuesto que este no es un manual sobre la cultura de AutoZone, pero lo llevara del principio al fin en las siguientes ocho paginas.

ARBST - (Alternator Regulator Battery Starter Tester) Aparato para hacer prueba del Alternador Regulador Bateria y Encendido. Es una carretilla que utilizamos para diagnosticar sin costo alguno, los vehiculos de los clientes en el estacionamiento.

AutoZoner - Cualquier persona que sirve a clientes en la cadena de partes para automoviles # 1 de la nacion.

CSR - (Customer Service Representative) Representante de Servicio al Cliente. Estos AutoZoners no solo manejan nuestras rapidas cajas de registro, pero muy a menudo localizan partes en el WITT-JRs, mantienen los anaqueles de exhibicion en el piso de venta y reciben a los clientes cuando entran a la tienda.

DIY - (Do-it-yourself) Hagalo-Usted-Mismo. Los DIYers hacen sus propios trabajos de repara cion.

Technicians - Conocidos formalmente como mecanicos de autos. Estas personas ganan la vida sirviendo al mercado de hazlo por mi (DIFM) (do-it-for-me).

WITTDTJR - (What It Takes To Do The Job Right) Lo que se necesita para hacer el trabajo correctamente. La base, lo que sentimos, la manera de hacer negocios que solo se puede encontrar en la cadena de partes para automoviles #1 de la nacion.

WITT-JR - de la raiz "WITTDTJR." Es la computadora del mostrador que los AutoZoners utilizan para ayudar a los clientes a encontrar las partes e informacion correcta.

Estimados Clientes,
AutoZoners y Accionistas,

    Comenzamos nuestro vigesimo ano de estar en el negocio, de la misma manera que terminamos nuestro decimonoveno ano - con una adquisicion. En octubre compramos 100 extraordinarias locaciones Express de Pep Boys.

    Pero nuestro ano fiscal 99 no se trato de adquirir tiendas. Al contrario, nosotros concentramos nuestros esfuerzos en entrelazar la cultura de AutoZone dentro de las tiendas adquirido de Pep Boys y las tiendas Chief, y hacer esas locaciones mas rentables. En pocos casos, eso significo cerrar una tienda que estaba muy cerca de una de AutoZone o estaba situada en una locacion de bajo desempeno o en un edificio pequeno. Para otras, esto significo ubicar una tienda a una propiedad mas productiva. Pero la mayoria de nuestros esfuerzos fueron encauzados a convertir las tiendas adquiridas tan rapidamente como fuera posible.

    Sabiamos que para ganar el rendimiento esperado en esas inversiones, significaba transformarlas en tiendas de AutoZone hechas y derechas - completas con senales nuevas, sistemas nuevos, partes nuevas y una nueva pasion por servir a los clientes. Y para el final de ano, ese programa de conversion agresivo fue completado con el cambio completo de las 445 tiendas adquiridas. Los primeros resultados han confirmado nuestro anhelo por convertir esas tiendas. Promedios de ventas semanales han demostrado un incremento de buen tamano en ambas locaciones, las Express y las tiendas Chief, desde la conversion.

    Por supuesto que existe un costo que viene con esos resultados. La gran mayoria de las tiendas Chief estaban en California, un estado donde todo parecer ser mas caro - incluyendo la mano de obra. No nos tomo mucho tiempo darnos cuenta de que habiamos dado un golpe un poco corto, al pronosticar los costos de conversion. Sin embargo, podimos aumentar las ganancias de las acciones por 10% sobre el ano pasado ha $1.63 por cada accion.

Otros logros financiero significantes incluyen:

 . Ventas crecieron 27% hasta $4.12 billones
 . Ventas de tiendas comparable aumentaron por un 4%
 . Ingreso neto aumento 7% hasta $244.8 millones

    Estamos orgullosos de reportar que nuestros logros en FY99, no estuvieron limitados a adquirir tiendas. El ano pasado reforzamos nuestra posicion en mercados existentes y entramos en varios nuevos mercados, con un plan de crecimiento interno que nos dio 54 tiendas nuevas de AutoZone. Incluido en esos numeros estan las 191 tiendas que cerramos el ano pasado. La mayor parte de aquellas que cerraron fueron las tiendas adquiridas que mencionamos anteriormente. El resto fueron tiendas de AutoZone que tenian un bajo desempeno. Es importante indicar que en nuestra historia de 20 anos, nosotros hemos cerrado menos del dos por ciento de nuestras tiendas desarrolladas internamente.

          [PHOTO OF AUTOZONE EMPLOYEE WORKING WITH CUSTOMER APPEARS HERE]

    El desarrollo de tiendas alcanzo un nuevo paso muy excitante el ano pasado, al momento en que nos embarcamos en nuestra primera aventura internacional. Abrimos seis tiendas en Mexico, cerca del borde con los EE.UU. Mientras todavia estamos acostumbrandonos a la cultura y al clima de negocios, estamos muy alentados por los primeros resultados. La expansion futura sera despacio y deliberada, al mismo tiempo que continuamos aprendiendo la mejor manera de llenar las necesidades de nuestros clientes Mexicanos.

    Al mismo tiempo con el progreso en el campo, hemos hecho algunos cambios en el centro de soporte a tiendas en Memphis. Extensas busquedas fuera de la compania crearon adiciones importantes a nuestro equipo de gerencia.

    Gene Auerbach fue nombrado senior vice president, desarrollo de tiendas, satisfaccion del cliente. El reemplaza a Lawrence Evans el cual se jubilo al final del ano fiscal. Su fuerte experiencia domestica e internacional en ventas al por menor, incluyen tres anos como director de operaciones de Asia para The Dairy Farm Company, una compania internacional operadora de supermercados, farmacias, tiendas de conveniencia y restaurantes. Contamos en sus habilidades demostradas de organizacion y disciplina en cuentas de perdidas y ganancias para guiar nuestros ambiciosos planes de expansion de tiendas.

    Bruce Clark se unio a la compania como oficial principal de informacion y senior vice president, de sistemas, tecnologia y soporte, y satisfaccion del cliente. El lleno la vacante que quedo cuando Steve Valentine tomo las nuevas responsabilidades de operaciones de tiendas. Bruce tiene una gran experiencia en sistemas de ventas al por menor, recientemente era CIO y senior vice president de Brylane, Inc. - un negocio de ventas al consumidor por catalogo, el cual incluye Lane Bryant and Chadwick's of Boston. Bruce sera responsable por promover nuestro margen competitivo en el creciente campo de la tecnologia.

    Joe Fabiano fue traido como oficial principal de personal y senior vice president, recursos humanos, satisfaccion del cliente. La extensa experiencia de Joe en manejo de recursos humanos, domestica e internacionalmente, incluye tiempo como vice president de recursos humanos para Tricon Global Restaurants y senior vice president, recursos humanos Gruma Corporation. El enfoque de Joe sera en hacer de AutoZone la compania de preferencia en ventas al por menor.

    El programa de recompra de acciones de AutoZone, el cual fue anunciado en enero de 1998, fue aumentado significadamente durante FY99. Al final del ano fiscal, nuestra mesa directiva ha aprobado que se compren nuevamente $400 millones de acciones de la compania, remontandose en la declaracion inicial. Cerramos el ano con mas de $230 millones de acciones de recompra y otros $100 millones bajo contrato de compra. Pensamos que este programa en marcha es una inversion prudente.

    Fuera del negocio de partes para automoviles, FY99 fue tambien un ano de progresos visibles para nuestros otros negocios.

    Introducimos en TruckPro un fantastico diseno nuevo, el cual incluye algunos conceptos de venta al por menor que han probado ser exitosos en nuestras tiendas de AutoZone. Tiene un nuevo logotipo, mejores senales dentro de la tienda y un piso de venta mas grande. Lo mas importante, hemos expandido la seleccion. La nueva distribucion de la tienda ofrece a nuestros clientes de servicio pesado muchas mas partes y accesorios. Hemos modernizado 23 tiendas con esta nueva apariencia. Tambien hemos incorporado los cambios en las tres nuevas tiendas de TruckPro que abrieron el ano pasado, con un total 46 tiendas. Hasta ahora, nuestros clientes de servicio pesado han respondido favorablemente, y nuestro plan es de convertir el restante de las tiendas tan pronto como sea economicamente posible.

    ALLDATA continua haciendo grandes progresos como el proveedor lider de diagnostico electronico e informacion de reparacion. Para ver el ultimo proyecto, dirija su browser hacia www.alldataiy.com. Usted vera la primera generacion de comercio en la red de AutoZone. Esta site fue lanzada en junio, y ofrece informacion de diagnostico y de reparacion de clase mundial de ALLDATA, a todos aquellos que tengan acceso a la red internacional, basandose en el pago de una suscripcion. Existe un link en la pagina principal de AutoZone que dirige a nuestros clientes a esta interesante adicion de informacion en la red internacional.

    Continuamos descubriendo maneras de mejorar y aumentar estos otros proyectos. Pero una cosa que estamos esperando con ansiedad en FY00, es la oportunidad de enfocarnos realmente en lo que hacemos mejor - vender partes para automoviles. Con las adquisiciones y conversiones siendo cosa del pasado, nuestro principal negocio domestico tendra la mayor parte de nuestra atencion. Y toda la energia que fue dirigida en completar este programa riguroso de conversion, puede ser ahora dirigida hacia los principios que nos hicieron el lider de la industria - como son nuestra cultura perdurable, nuestros conceptos revolucionarios de desarrollo de tiendas, nuestra pasion por proveer las mejores partes y nuestro famoso servicio al cliente.

    Ese enfoco en nuestro negocio principal se refleja en el reporte anual de este ano. Nuestro vigesimo cumpleanos crea una extraordinaria oportunidad para hablar sobre nuestras ideas basicas, en las cuales fuimos fundados. Las ideas que fueron fundamentalmente apropiadas para nuestro negocio en el ano de 1979 y que 20 anos despues, siguen siendo las guias principales para todos los 40,483 AutoZoners. Estas ideas son las que absolutamente necesitamos para mantenernos como lideres definitivos y para llevarnos por millas (o kilometros) hacia el futuro.

                    [PHOTO OF AUTOZONE EMPLOYEE APPEARS HERE]

         /s/ John Adams                    /s/ Tim Vargo

           John Adams                        Tim Vargo
         Chairman & CEO                   President & COO
    Satisfaccion del Cliente         Satisfaccion del Cliente

Servicio

    Es increible que vendimos $4 billones de un total de partes en FY99, tomando en cuenta todas las cosas que entregamos gratis. De verdad, nosotros no cobramos ni un centavo por muchos tipos de servicio que cualquier otra persona hubiera cobrado por mucho dinero.

    Por ejemplo, nuestras pruebas gratis. Alguien empuja en automovil casi muerto a nuestro estacionamiento buscando desesperadamente una bateria, pero nosotros nos esperamos y traemos nuestro ARBST cerca del automovil. El AutoZoner prende algunos interruptores, hace sonar algunas campanas y silbatos - lo que sigue a continuacion, le estamos vendiendo al cliente un alternador nuevo y le recargamos la bateria, la cual esta en buenas condiciones, sin costo alguno.

    Que paso? Este cliente no necesitaba una bateria nueva. Lo que paso es que su alternador viejo no estaba descargando correctamente, y como resultado, la bateria no podia hacer su trabajo. Si no hubiesemos ofrecido el servicio de prueba gratis, el hubiese regresado al dia siguiente con una bateria Duralast Gold igualmente muerta (aunque supuestamente nueva). Y el hubiese estado mucho mas molesto.

    En vez de eso, nosotros logramos obtener un cliente para siempre.

    Y la lista continua. ?Cuantas tiendas le van a vender las partes correctas y ademas prestarle las herramientas para hacer el trabajo correctamente?

    Es algo disparatado. Y a los clientes les encanta.

    Les encanta cuando un AutoZoner tiene un minuto extra para instalar los hules del limpiaparabrisas o los faros delanteros. Gratis! No se permiten propinas.

    Les encanta poder pagar rapidamente. ?Alguna vez a conocido a un DIYer que no este deprisa? Nosotros no hemos conocido a ninguno. Es por eso que mantenemos AutoZoners de respaldo, los cuales estan designados en cada caja de registro abierta, en caso de que el principal CSR este ocupado cargando una bateria nueva al automovil de uno de los clientes.

    Pero la joya principal esta asentada sobre el mostrador. Esos WITT-JRs contienen cientos de mieles de pedazos de informacion invaluable - precisamente lo que nuestros clientes necesitan para hacer el trabajo correctamente. No solamente tenemos la informacion correcta de partes dentro de ellos, pero tambien tenemos todo tipo de especificaciones de vehiculos, sugerencias para diagnostico y la unica base de datos electronica en la nacion, que mantiene informacion sobre garantias.

    No existe nada semejante a esta base de datos, aun despues de siete anos de estar en linea, la base de datos mantiene la pista de cualquier garantia, para que el cliente no tenga que preocuparse de no perder su recibo o pueda mudarse a cualquier lugar en el pais. Conocemos los automoviles de nuestros clientes - no importa donde los manejen.

    El crear clientes leales de esta manera hace que las ventas sean fuertes. Es por eso que empezamos a ofrecer cosas sin costo alguno en 1979, y 20 anos despues, es aun lo que se necesita para hacer el trabajo correctamente.

Partes

    Usted puede tener el mejor servicio al cliente en el mundo, pero sin partes de calidad, usted estara dando vueltas a sus llantas sin resultado.

    Sin embargo, nuestras llantas estan bien agarradas al suelo por mas de 20 anos, aun cuando la tecnologia de partes ha evolucionado.

    Algunas personas dicen que esta evolucion ha hecho que sea dificil que nuestros clientes trabajen en sus automoviles. Nosotros podemos darle mas de 19,000 razones por las cuales no estamos de acuerdo. Ese es el numero de partes que nuestra tienda promedio mantiene en existencia.

    Los automoviles de hoy necesitan las mismas partes que necesitaban en 1979, y algunas mas. Frenos, bombas de agua, alternadores, suspensiones, cinturones y mangueras. Las partes que lanzaron nuestro negocio siguen estando en cada automovil. Ademas, nosotros tenemos censores de oxigeno, modulos de control de encendido, censores de temperatura de enfriadores y todas las demas partes controladas por computadora que han aparecido en los ultimos 20 anos.

    Lo mas curioso es, nosotros no tenemos la mayoria de las partes en la industria, y ese es el porque.

            [PHOTO OF AUTOZONE EMPLOYEE TESTING BATTERY APPEARS HERE]

    Nuestra ventaja es que tenemos las partes correctas. ?Que tan buenas son las partes si lo unico que hacen es coleccionar polvo? Nuestro moderno sistema, flexogram, determina cuales son las partes que cada tienda necesita para servir a la base especifica de clientes. Basandose en el vecindario. Recolecta informacion basandose en las solicitudes del cliente y en las ventas pasadas, para crear un perfil - y automaticamente surte los anaqueles de acuerdo a esto.

    Es poderoso. Eficiente. Rentable. Todo forma parte de conocer a nuestros clientes y de satisfacer sus necesidades.

    Para mover estas partes de nuestros anaqueles, lanzamos un ataque bilateral.

    Para empezar, nuestros clientes nunca tienen que esperar a que salgan ofertas. Nosotros ofrecemos los precios mas bajos todos los dias. En resumen, nuestro poder de compra con los proveedores, se convierte en poder de compra para el cliente. Mientras mas vendemos, ellos pueden compran mas con su dinero.

    Y tambien mas alta sera la calidad. Como el lider en la industria, nosotros podemos trabajar con nuestros proveedores para crear el mejor mercado secundario de partes en el planeta.

    El cliche es aplicable: Lo que importa no es la cantidad, es la calidad. Es lo que mantiene a nuestros clientes en el camino y a nosotros a la cabeza.

Tiendas

    Hace veinte anos, la tienda de partes tipica de mercado secundario estaba empolvada, en un cuarto iluminado pobremente, con partes y accesorios amontonados indiscriminadamente. El servicio al cliente era opcional, y no muy probable.

    Y entonces vino Forrest City, Arkansas, - el hogar de nuestra primera tienda.

    Afortunadamente nuestro fundador vino de una familia de almaceneros - con una estirpe de innovadores de servicio al cliente, quienes entendian el valor de lo que ahora llamamos "la caja".

    Es el espacio en el cual el cliente conoce su producto y a su gente. Puede ser una bodega obscura y no muy amistosa, o, en el caso de AutoZone, un ambiente brillante y limpio, donde las personas se sientes bienvenidas.

    Ese era nuestro riesgo. Las personas que les gusta hacer las cosas por si mismas, prefieren la experiencia de compra por menudeo que sea moderna, es la experiencia que nos estaba disponible en cualquier otro lugar en el ano de 1979.

    Nosotros estabamos en lo correcto.

    Nuestras exhibiciones vibrantes, nuestros pasillos disenados habilmente y, aunque no lo crea, nuestros pisos brillosos de linoleo, atrajo una buena multitud de clientes.

    Y tambien a los competidores. En efecto, atrajo a tantos, que los analistas de la industria empesaron ha usar la frase "Zone Clones" (las reproducciones de
Zone), para aquellos que decidieron hacernos honor con la mas alta forma de adulacion.

    Pero siempre nos las arreglamos para mantenernos a la cabeza del juego. Nuestro grupo de bienes raices siempre esta buscando las locaciones perfectas en cada vecindario, y toma como factor importante la habilidad de estacionamiento en cada seleccion.

    Y no solamente echamos la caja del mismo tamano en cada vecindario. Ya que, vamos a ser honestos, no todos los vecindarios son iguales. Nosotros hacemos nuestro trabajo preliminar para determinar cual de nuestros disenos de tienda es el mas apropiado para el mercado local.

    Asi es, es una ciencia.  Y nos da resultados.

    Con 2,717 aplicaciones en nuestra formula - tiendas radiantes, partes de la mejor calidad y el mejor servicio al cliente - pensamos que es muy seguro decir que lo que se necesito el dia 4 de julio de 1979 para hacer el trabajo correctamente en Forrest City, Arkansas, es aun lo que se necesita el dia de hoy.


                  Ten-Year Review
                  (in thousands, except per share data and selected operating data)

                                                                              5-Year        10-Year
                                                                             Compound      Compound      Fiscal Year Ended August
                                                                              Growth        Growth         1999          1998
                                                                                                       ----------------------------

Income             Net sales..............................................     22%           23%       $4,116,392     $3,242,922
Statement          Cost of sales, including warehouse and
Data                  delivery expenses...................................                              2,384,970      1,889,847
                   Operating, selling, general and
                      administrative expenses.............................                              1,298,327        970,768
                                                                                                       ----------------------------

                   Operating profit.......................................     18%           33%          433,095        382,307
                   Interest income (expense) - net........................                                (45,312)       (18,204)
                                                                                                       ----------------------------

                   Income before income taxes.............................     15%           38%          387,783        364,103
                   Income taxes...........................................                                143,000        136,200
                                                                                                       ----------------------------

                   Net income.............................................     16%           39%       $  244,783     $  227,903
                                                                                                       ============================

                   Diluted earnings per share.............................     16%           37%            $1.63          $1.48
                                                                                                       ============================

                   Adjusted weighted average shares for
                      diluted earnings per share..........................                                150,257        154,070

Balance Sheet      Current assets.........................................                             $1,225,084     $1,117,090
Data               Working capital........................................                                224,530        257,261
                   Total assets...........................................                              3,284,767      2,748,113
                   Current liabilities....................................                              1,000,554        859,829
                   Debt...................................................                                888,340        545,067
                   Stockholders' equity...................................                              1,323,801      1,302,057

Selected           Number of domestic auto parts stores
Operating Data        at beginning of year................................                                  2,657          1,728
                        New stores........................................                                    245            952
                        Replacement stores................................                                     59             12
                        Closed stores.....................................                                    191             23
                        Net new stores....................................                                     54            929
                   Number of domestic auto parts stores at end of year....                                  2,711          2,657
                   Total domestic auto parts store square footage (000's).                                 17,405         16,499
                   Percentage increase in domestic auto parts store
                      square footage......................................                                      5%            42%
                   Percentage increase in domestic auto parts
                      comparable store net sales..........................                                      4%             2%
                   Average net sales per domestic auto parts store (000's)                                 $1,465         $1,568
                   Average net sales per domestic auto parts store
                      square foot.........................................                                   $232           $238
                   Total employment.......................................                                 40,483         38,526
                   Gross profit - percentage of sales.....................                                   42.1%          41.7%
                   Operating profit - percentage of sales.................                                   10.5%          11.8%
                   Net income - percentage of sales.......................                                    5.9%           7.0%
                   Debt-to-capital - percentage...........................                                   40.2%          29.5%
                   Inventory turnover.....................................                                    2.3x           2.3x
                   Return on average equity...............................                                     19%            19%

    *53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

                                                                                                  Fiscal Year Ended August
                                                                                              1997          1996*          1995
                                                                                          ------------------------------------------

Income             Net sales...........................................................   $2,691,440     $2,242,633     $1,808,131
Statement Data     Cost of sales, including warehouse and delivery expenses............    1,559,296      1,307,638      1,057,033
                   Operating, selling, general and administrative expenses.............      810,793        666,061        523,440
                                                                                          ------------------------------------------

                   Operating profit....................................................      321,351        268,934        227,658
                   Interest income (expense) - net.....................................       (8,843)        (1,969)           623
                                                                                          ------------------------------------------

                   Income before income taxes..........................................      312,508        266,965        228,281
                   Income taxes........................................................      117,500         99,800         89,500
                                                                                          ------------------------------------------

                   Net income..........................................................    $ 195,008    $   167,165    $   138,781
                                                                                          ==========================================

                   Diluted earnings per share..........................................        $1.28          $1.11          $0.93
                                                                                          ==========================================

                   Adjusted weighted average shares for diluted earnings per share.....      152,535        151,238        149,302

Balance Sheet      Current assets......................................................    $ 778,802      $ 613,097     $  447,822
Data               Working capital.....................................................      186,350            219         30,273
                   Total assets........................................................    1,884,017      1,498,397      1,111,778
                   Current liabilities.................................................      592,452        612,878        417,549
                   Debt................................................................      198,400         94,400         13,503
                   Stockholders' equity................................................    1,075,208        865,582        684,710

Selected           Number of domestic auto parts stores at beginning of year...........        1,423          1,143            933
Operating Data          New stores.....................................................          308            280            210
                        Replacement stores.............................................           17             31             29
                        Closed stores..................................................            3              0              0
                        Net new stores.................................................          305            280            210
                   Number of domestic auto parts stores at end of year.................        1,728          1,423          1,143
                   Total domestic auto parts store square footage (000's)..............       11,611          9,437          7,480
                   Percentage increase in domestic auto parts store square footage.....           23%            26%            26%
                   Percentage increase in domestic auto parts comparable
                        store net sales................................................            8%             6%             6%
                   Average net sales per domestic auto parts store (000's).............       $1,691         $1,702         $1,742
                   Average net sales per domestic auto parts store square foot.........         $253           $258           $269
                   Total employment....................................................       28,700         26,800         20,200
                   Gross profit - percentage of sales..................................         42.0%          41.7%          41.5%
                   Operating profit - percentage of sales..............................         11.9%          12.0%          12.6%
                   Net income - percentage of sales....................................          7.2%           7.5%           7.7%
                   Debt-to-capital - percentage........................................         15.6%           9.8%           1.9%
                   Inventory turnover..................................................          2.5x           2.7x           2.9x
                   Return on average equity............................................           20%            22%            23%


                                                                                                   Fiscal Year Ended August
                                                                                              1994          1993           1992
                                                                                          ------------------------------------------

Income             Net sales...........................................................   $1,508,029     $1,216,793     $1,002,327
Statement Data     Cost of sales, including warehouse and delivery expenses............      886,068        731,971        602,956
                   Operating, selling, general and administrative expenses.............      431,219        344,060        295,701
                                                                                          ------------------------------------------

                   Operating profit....................................................      190,742        140,762        103,670
                   Interest income (expense) - net.....................................        2,244          2,473            818
                                                                                          ------------------------------------------

                   Income before income taxes..........................................      192,986        143,235        104,488
                   Income taxes........................................................       76,600         56,300         41,200
                                                                                          ------------------------------------------

                   Net income..........................................................   $  116,386      $  86,935      $  63,288
                                                                                          ==========================================

                   Diluted earnings per share..........................................        $0.78          $0.59          $0.43
                                                                                          ==========================================

                   Adjusted weighted average shares for diluted earnings per share.....      148,726        147,608        145,940

Balance Sheet      Current assets......................................................    $ 424,402      $ 378,467     $  279,350
Data               Working capital.....................................................       85,373         92,331         72,270
                   Total assets........................................................      882,102        696,547        501,048
                   Current liabilities.................................................      339,029        286,136        207,080
                   Debt................................................................        4,252          4,458          7,057
                   Stockholders' equity................................................      528,377        396,613        278,120

Selected           Number of domestic auto parts stores at beginning of year...........          783            678            598
Operating Data          New stores.....................................................          151            107             82
                        Replacement stores.............................................           20             20             14
                        Closed stores..................................................            1              2              2
                        Net new stores.................................................          150            105             80
                   Number of domestic auto parts stores at end of year.................          933            783            678
                   Total domestic auto parts store square footage (000's)..............        5,949          4,839          4,043
                   Percentage increase in domestic auto parts store square footage.....           23%            20%            17%
                   Percentage increase in domestic auto parts comparable store
                        net sales......................................................            9%             9%            15%
                   Average net sales per domestic auto parts store (000's).............       $1,758         $1,666         $1,570
                   Average net sales per domestic auto parts store square foot.........         $280           $274           $267
                   Total employment....................................................       17,400         15,700         13,200
                   Gross profit - percentage of sales..................................         41.2%          39.8%          39.8%
                   Operating profit - percentage of sales..............................         12.6%          11.5%          10.3%
                   Net income - percentage of sales....................................          7.7%           7.1%           6.3%
                   Debt-to-capital - percentage........................................          0.8%           1.1%           2.5%
                   Inventory turnover..................................................          3.0x           3.2x           3.0x
                   Return on average equity............................................           25%            26%            26%


                                                                                                  Fiscal Year Ended August
                                                                                              1991*         1990           1989
Income             Net sales...........................................................     $817,962   $  671,725      $  535,843
Statement Data     Cost of sales, including warehouse and delivery expenses............      491,261      416,846         341,130
                   Operating, selling, general and administrative expenses.............      247,355      205,609         169,786
                                                                                          ------------------------------------------

                   Operating profit....................................................       79,346       49,270          24,927
                   Interest income (expense) - net.....................................       (7,295)     (10,936)         (9,799)
                                                                                          ------------------------------------------

                   Income before income taxes..........................................       72,051       38,334          15,128
                   Income taxes........................................................       27,900       14,840           6,200
                                                                                          ------------------------------------------

                   Net income..........................................................     $ 44,151     $ 23,494     $     8,928
                                                                                          ==========================================

                   Diluted earnings per share..........................................        $0.33        $0.19           $0.07
                                                                                          ==========================================

                   Adjusted weighted average shares for diluted earnings per share.....      134,656      121,212         119,320

Balance Sheet      Current assets......................................................    $ 233,439   $  191,736       $ 177,824
Data               Working capital.....................................................       55,807       26,803          35,831
                   Total assets........................................................      397,776      327,368         296,546
                   Current liabilities.................................................      177,632      164,933         141,993
                   Debt................................................................        7,246       74,851          93,293
                   Stockholders' equity................................................      204,628       80,356          54,592

Selected           Number of domestic auto parts stores at beginning of year...........          538          504             440
Operating Data          New stores.....................................................           60           38              70
                        Replacement stores.............................................            4            7               7
                        Closed stores..................................................            0            4               6
                        Net new stores.................................................           60           34              64
                   Number of domestic auto parts stores at end of year.................          598          538             504
                   Total domestic auto parts store square footage (000's)..............        3,458        3,031           2,758
                   Percentage increase in domestic auto parts store square footage.....           14%          10%             19%
                   Percentage increase in domestic auto parts comparable
                        store net sales................................................           12%          13%             10%
                   Average net sales per domestic auto parts store (000's).............       $1,408       $1,289          $1,135
                   Average net sales per domestic auto parts store square foot.........         $246         $232            $211
                   Total employment....................................................       11,700        9,300           7,900
                   Gross profit - percentage of sales..................................         39.9%        37.9%           36.3%
                   Operating profit - percentage of sales..............................          9.7%         7.3%            4.6%
                   Net income - percentage of sales....................................          5.4%         3.5%            1.7%
                   Debt-to-capital - percentage........................................          3.4%        48.2%           63.1%
                   Inventory turnover..................................................          2.6x         2.4x            2.4x
                   Return on average equity............................................           31%          35%             18%

                                Quarterly Summary
                                   (Unaudited)

                                                                                                               Sixteen
                                                                        Twelve Weeks Ended                   Weeks Ended
                                                             -----------------------------------------------------------
                                                                        (in thousands, except per share data)
                                                             November 21,   February 13,        May 8,       August 28,
                                                                 1998           1999             1999           1999
                                                             -----------------------------------------------------------
Net sales...........................................         $  900,949      $  852,538      $  970,236   $   1,392,669
Increase in comparable store sales..................                  3%              8%              3%              2%
Gross profit........................................         $  376,482      $  353,493      $  408,933   $     592,514
Operating profit....................................             89,815          67,273         104,312         171,695
Income before income taxes..........................             81,300          57,039          93,135         156,309
Net income..........................................             51,300          36,039          58,735          98,709
Basic earnings per share............................               0.34            0.24            0.39            0.67
Diluted earnings per share..........................               0.34            0.24            0.39            0.67
Stock price range:
     High...........................................             $29.50          $35.00          $37.06          $33.31
     Low............................................             $21.50          $29.69          $28.38          $23.13

                                                             November 22,   February 14,        May 9,        August 29,
                                                                 1997           1998             1998            1998
                                                             -----------------------------------------------------------
Net sales...........................................         $   675,274     $  607,097      $  743,661   $   1,216,890
Increase in comparable store sales..................                   7%             2%              2%              0%
Gross profit........................................         $   280,441     $  253,681      $  311,080   $     507,873
Operating profit....................................              78,648         58,082          90,457         155,120
Income before income taxes..........................              76,146         55,054          86,240         146,663
Net income..........................................              47,546         34,354          53,940          92,063
Basic earnings per share............................                0.31           0.23            0.35            0.60
Diluted earnings per share..........................                0.31           0.22            0.35            0.60
Stock price range:
     High...........................................              $32.75         $32.06          $36.25          $38.00
     Low............................................              $27.00         $23.75          $29.00          $26.63

Financial Review

  The following table sets forth income statement data of the Company expressed as a percentage of net sales for the periods indicated:

                                                    Fiscal Year Ended
                                          --------------------------------------
                                          August 28,    August 29,    August 30,
                                              1999         1998           1997
                                          --------------------------------------
    Net sales                                100.0%       100.0%         100.0%
    Cost of sales, including warehouse
       and delivery expenses                  57.9         58.3           58.0
                                          --------------------------------------
    Gross profit                              42.1         41.7           42.0
    Operating, selling, general
       and administrative expenses            31.6         29.9           30.1
                                          --------------------------------------
    Operating profit                          10.5         11.8           11.9
    Interest expense - net                     1.1          0.6            0.3
    Income taxes                               3.5          4.2            4.4
                                          --------------------------------------
    Net income                                 5.9%         7.0%           7.2%
                                          ======================================

Results of Operations

  For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following Financial Review should be read in conjunction with the consolidated financial statements presented in this annual report.

Fiscal 1999 Compared to Fiscal 1998

  Net sales for fiscal 1999 increased by $873.5 million or 26.9% over net sales for fiscal 1998. The increase was due to a comparable store net sales increase of 4% (which was primarily due to sales growth in the Company's newer auto parts stores) and an increase in net sales of $756.4 million for stores opened or acquired since the beginning of fiscal 1998. As of August 28, 1999, the Company had 2,711 domestic auto parts stores in operation compared with 2,657 at August 29, 1998.

  Gross profit for fiscal 1999 was $1,731.4 million, or 42.1% of net sales, compared with $1,353.1 million, or 41.7% of net sales for fiscal 1998. The increase in gross profit percentage was due primarily to lower battery and commodity gross margins in the prior year offset by acquisition integration distribution costs.

  Operating, selling, general and administrative expenses for fiscal 1999 increased by $327.6 million over such expenses for fiscal 1998 and increased as a percentage of net sales from 29.9% to 31.6%. The increase in the expense ratio was primarily due to higher payroll and occupancy costs principally in recently acquired stores, and approximately $25 million in remodeling and remerchandising activities in acquired stores.

  Net interest expense for fiscal 1999 was $45.3 million compared with $18.2 million for fiscal 1998. The increase in interest expense was primarily due to higher levels of borrowings as a result of acquisitions and stock repurchases.

  AutoZone's effective income tax rate was 36.9% of pre-tax income for fiscal 1999 and 37.4% for fiscal 1998. The decline in the effective tax rate is due to the utilization of acquired company net operating loss carryforwards.

Fiscal 1998 Compared to Fiscal 1997

  Net sales for fiscal 1998 increased by $551.5 million or 20.5% over net sales for fiscal 1997. This increase was due to a comparable store net sales increase of 2% (which was primarily due to sales growth in the Company's newer auto parts stores and the added sales of the Company's commercial program) and an increase in net sales of $485.7 million for stores opened or acquired since the beginning of fiscal 1997. At August 29, 1998, the Company had 2,657 auto parts stores in operation, a net increase of 929 stores, including the acquisition of 112 and 560 auto parts stores acquired in February and June 1998, respectively.

  Gross profit for fiscal 1998 was $1,353.1 million, or 41.7% of net sales, compared with $1,132.1 million, or 42.0% of net sales, for fiscal 1997. The decrease in gross profit percentage was due primarily to lower commodities gross margins coupled with lower gross margins in certain recently acquired stores.

  Operating, selling, general and administrative expenses for fiscal 1998 increased by $160.0 million over such expenses for fiscal 1997 and decreased as a percentage of net sales from 30.1% to 29.9%. The decrease in the expense ratio was primarily due to commercial expense leverage and additional cooperative advertising funds received from vendors partially offset by higher occupancy costs primarily in recently acquired stores.

  Net interest expense for fiscal 1998 was $18.2 million compared with $8.8 million for fiscal 1997. The increase in interest expense was primarily due to higher levels of borrowings as a result of the acquisitions.

  AutoZone's effective income tax rate was 37.4% of pre-tax income for fiscal 1998 and 37.6% for fiscal 1997.

Financial Market Risk

     Financial market risks relating to the Company's operations result primarily from changes in interest rates. The Company enters into interest rate swaps to minimize the risk associated with its financing activities. The swap agreements are contracts to exchange fixed or variable rates for floating interest rate payments periodically over the life of the instruments.

Liquidity and Capital Resources

     The Company's primary capital requirements have been the funding of its continued new store expansion program, inventory requirements and more recently, acquisitions and stock repurchases. The Company has opened or acquired 1,928 net new auto parts stores and constructed four new distribution centers from the beginning of fiscal 1994 to August 28, 1999. Cash flow generated from store operations provides the Company with a significant source of liquidity. Net cash provided by operating activities was $307.4 million in fiscal 1999, $366.8 million in fiscal 1998, and $177.6 million in fiscal 1997.

     In fiscal 1999, the Company invested $428.3 million in capital assets including approximately $108 million for the Express real estate and real estate leases from Pep Boys. In fiscal 1998, the Company invested $337.2 million in capital assets and had a net cash outlay of $365.5 million for acquisitions including the retirement of the acquired companies' debt. Acquisitions included Chief Auto Parts, with stores primarily in California, Auto Palace, with stores primarily in the Northeast, and a truck parts chain, TruckPro. Capital expenditures were $295.4 million in fiscal 1997. In fiscal 1999, the Company opened 245 new auto parts stores in the U.S. and 6 in Mexico, replaced 59 stores and closed 191 U.S. stores. In addition, the Company opened 3 new TruckPro stores and relocated 6 stores. Construction commitments totaled approximately $57 million at August 28, 1999.

     The Company's new store development program requires significant working capital, principally for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by its expansion. The Company believes that it will be able to continue financing much of its inventory growth by favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in obtaining such terms.

     In November 1998, the Company sold $150 million of 6% Notes due November 2003, at a discount. Interest on the Notes is payable semi-annually on May 1 and November 1 each year, beginning May 1999. In July 1998, the Company sold $200 million of 6.5% Debentures due July 2008, at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year, beginning January 1999. The Debentures may be redeemed at any time at the option of the Company. Proceeds were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes.

     The Company has a commercial paper program that allows borrowing up to $700 million. As of August 28, 1999, there were borrowings of $533 million outstanding under the program. In connection with the program, the Company has a 5-year credit facility with a group of banks for up to $350 million and a 364-day $350 million credit facility with another group of banks. Borrowings under the commercial paper program reduce availability under the credit facilities. No amounts were outstanding under either of the the $350 million credit facilities at August 28,1999. Outstanding commercial paper at August 28, 1999, is classified as long-term debt as it is the Company's ability and intention to refinance it on a long-term basis. Both of the revolving credit facilities contain a covenant limiting the amount of debt the Company may incur relative to its total capitalization.

     Subsequent to year end, in September 1999, the Company announced Board approval to repurchase up to $200 million of common stock in the open market. This is in addition to the $150 million repurchase approved in June 1999, the $150 million repurchase approved in October 1998, and the $100 million repurchase approved in January 1998. From January 1998 to August 28, 1999, the Company had repurchased approximately $263 million of common stock. The impact of the stock repurchase program in fiscal year 1999 was an increase in earnings per share of $.02.

     The Company anticipates that it will rely primarily on internally generated funds to support a majority of its capital expenditures, working capital requirements and stock repurchases. The balance will be funded through borrowings. The Company anticipates no difficulty in obtaining such long-term financing in view of its credit rating and favorable experiences in the debt market in the past. In addition to the available credit lines mentioned above, the Company may sell up to $50 million of public debt under shelf registration statements filed with the Securities and Exchange Commission.

Year 2000 Readiness

     The Year 2000 problem is, in its simplest terms, the inability of computer hardware and software to properly process dates beyond December 31, 1999. In order to save valuable system memory, hard storage space and processing cycles, early programmers recorded dates using only the last two digits of the year. Year 2000 problems arise when performing date calculations between centuries based upon two digit year fields.

     The Company began addressing the Year 2000 issue in June 1996 and implemented a formal Year 2000 project office in May 1997. As of August 28, 1999, the Company had completed over 95% of its critical readiness efforts. Thus far, no significant issues have been detected during the testing of Year 2000 ready systems. The Company has not achieved 100% completion primarily due to delays in receiving third party software upgrades. The Company anticipates completing all Year 2000 efforts by December 1, 1999.

     The total estimated cost of the Year 2000 project is $10 to $11 million, which is being expensed as incurred. As of August 28, 1999, approximately $8 million of this budget had been incurred. All of the related costs are being funded through operating cash flows. These costs are an immaterial part of the overall information technology budget. No major information technology projects or programs have been deferred.

     In addition to internal systems, the Company is addressing Year 2000 issues which do not normally fall under information technology such as embedded chip equipment and the compliance status of business partners. The Company has addressed over 95% of the critical issues in this category. The Company is also assessing the Year 2000 readiness of its merchandise vendors, most of which communicate with the Company through electronic data interchange (EDI). The Company plans to complete Year 2000 testing of the EDI system with all critical vendors during October 1999.

     Although the Company believes that the ongoing assessment and testing will minimize its overall Year 2000 risks, there is no guarantee that there will not be an adverse effect on the Company if third parties such as merchandise vendors, service providers or utility companies are not Year 2000 ready. The Company has developed detailed contingency plans for critical systems, processes and business partners. Elements of the Company's contingency plans include: switching vendors, increasing the inventory levels of certain products, back-up systems and manual processes.

     While the Company does not anticipate any major business disruptions as a result of Year 2000 issues, it is possible that certain disruptions may occur including loss of communications with stores, distribution centers or business partners; inability to process transactions in a timely manner or loss of power. The Company plans to have dedicated resources available to address any Year 2000 issue that may arise. These resources will be managed through a dedicated command center and consist of technical personnel, business leaders and members of senior management.

Inflation

     The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally due to economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

Seasonality and Quarterly Periods

     The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have been about 20% to 30% higher than in the slowest months of December through February. The Company's business is also affected by weather conditions. Extremely hot or extremely cold weather tends to enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts' failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather.

     Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks. Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks, compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 1999 represented 33.8% of annual net sales and 40.3% of net income; the fourth quarter of fiscal 1998 represented 37.5% of annual net sales and 40.4% of net income.

Forward-Looking Statements

     Certain statements contained in the Financial Review and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, business strategies and future performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including without limitation, competition, product demand, domestic and international economies, government approvals, the ability to hire and retain qualified employees, consumer debt levels, inflation and the weather. Actual results may materially differ from anticipated results. For more information, please see the Risk Factors section of the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

                       Consolidated Statements of Income


                                                                                       Year Ended (52 Weeks)
                                                                         -----------------------------------------------
                                                                           August 28,       August 29,        August 30,
                                                                              1999             1998              1997
                                                                         -----------------------------------------------
                                                                              (in thousands, except per share data)
Net sales                                                                 $4,116,392        $3,242,922       $2,691,440
Cost of sales, including warehouse and delivery expenses                   2,384,970         1,889,847        1,559,296
Operating, selling, general and administrative expenses                    1,298,327           970,768          810,793
------------------------------------------------------------------------------------------------------------------------
Operating profit                                                             433,095           382,307          321,351
Interest expense - net                                                        45,312            18,204            8,843
------------------------------------------------------------------------------------------------------------------------
       Income before income taxes                                            387,783           364,103          312,508
Income taxes                                                                 143,000           136,200          117,500
------------------------------------------------------------------------------------------------------------------------
       Net income                                                         $  244,783        $  227,903       $  195,008
========================================================================================================================

Weighted average shares for basic earnings per share                         149,014           152,160          150,726
Effect of dilutive stock options                                               1,243             1,910            1,809
========================================================================================================================
Adjusted weighted average shares for diluted earnings per share              150,257           154,070          152,535
========================================================================================================================

Basic earnings per share                                                  $     1.64        $     1.50       $     1.29
========================================================================================================================
Diluted earnings per share                                                $     1.63        $     1.48       $     1.28
========================================================================================================================



See Notes to Consolidated Financial Statements.

                           Consolidated Balance Sheets

                                                                                         August 28,        August 29,
                                                                                            1999              1998
                                                                                     -------------------------------------
                                                                                     (in thousands, except per share data)
Assets                   Current assets:
                            Cash and cash equivalents                                    $    5,918        $   6,631
                            Accounts receivable                                              25,917           42,252
                            Merchandise inventories                                       1,129,693          966,560
                            Prepaid expenses                                                 33,468           37,532
                            Deferred income taxes                                            30,088           61,964
                            Income taxes receivable                                                            2,151
                         -------------------------------------------------------------------------------------------
                               Total current assets                                       1,225,084        1,117,090
                         Property and equipment:
                            Land                                                            390,920          320,203
                            Buildings and improvements                                    1,003,308          851,083
                            Equipment                                                       438,855          374,465
                            Leasehold improvements and interests                            102,646           82,273
                            Construction in progress                                        153,323          150,461
                         -------------------------------------------------------------------------------------------
                                                                                          2,089,052        1,778,485
                            Less accumulated depreciation and amortization                  450,566          350,979
                         -------------------------------------------------------------------------------------------
                                                                                          1,638,486        1,427,506
                         Other assets:
                            Cost in excess of net assets acquired, net of accumulated amortization
                              of $15,375 in 1999 and $9,096 in 1998                         337,261          181,315
                            Deferred income taxes                                            76,412            3,510
                            Other assets                                                      7,524           18,692
                         -------------------------------------------------------------------------------------------
                                                                                            421,197          203,517
                         -------------------------------------------------------------------------------------------
                                                                                         $3,284,767       $2,748,113
                         ===========================================================================================
Liabilities and          Current liabilities:
Stockholders' Equity        Accounts payable                                             $  757,447        $ 683,372
                            Accrued expenses                                                230,036          176,457
                            Income taxes payable                                             13,071
                         -------------------------------------------------------------------------------------------
                               Total current liabilities                                  1,000,554          859,829
                         Long-term debt                                                     888,340          545,067
                         Other liabilities                                                   72,072           41,160
                         Commitments and contingencies (See notes H and I)
                         Stockholders' equity:
                            Preferred Stock, authorized 1,000 shares; no shares issued
                            Common Stock, par value $.01 per share, authorized 200,000 shares;
                              153,963 shares issued and 144,353 shares outstanding in 1999 and
                              153,039 shares issued and 152,086 shares outstanding in 1998    1,540            1,530
                            Additional paid-in-capital                                      289,084          277,528
                            Retained earnings                                             1,296,528        1,051,745
                            Accumulated other comprehensive income                               (3)
                            Treasury stock, at cost                                        (263,348)         (28,746)
                         -------------------------------------------------------------------------------------------
                               Total stockholders' equity                                 1,323,801        1,302,057
                         -------------------------------------------------------------------------------------------
                                                                                         $3,284,767       $2,748,113
                         ===========================================================================================


See Notes to Consolidated Financial Statements.

                      Consolidated Statements of Cash Flows

                                                                                               Year Ended (52 Weeks)
                                                                                      ---------------------------------------
                                                                                      August 28,     August 29,    August 30,
                                                                                         1999           1998          1997
                                                                                      ---------------------------------------
                                                                                                   (in thousands)
Cash flows from operating activities:
      Net income                                                                       $244,783      $ 227,903       $195,008
      Adjustments to reconcile net income to net cash provided by operating activities:
            Depreciation and amortization of property and equipment                     122,221         95,464         77,163
            Amortization of intangible and other assets                                   6,310          1,135            658
            Deferred income tax expense (benefit)                                        42,929         20,241         (7,781)
            Net change in accounts receivable and prepaid expenses                       20,399        (15,260)        (5,009)
            Net increase in merchandise inventories                                    (201,553)       (47,285)      (153,552)
            Net increase in accounts payable and accrued expenses                        70,304        127,683         66,155
            Net change in income taxes payable and receivable                            13,367        (22,230)         7,819
            Net change in other assets and liabilities                                  (11,392)       (20,813)        (2,898)
-----------------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                               307,368        366,838        177,563

Cash flows from investing activities:
      Acquisitions                                                                                    (100,031)
      Capital expenditures and Pep Express purchase                                    (428,315)      (337,202)      (295,417)
-----------------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                                  (428,315)      (437,233)      (295,417)

Cash flows from financing activities:
      Repayment of acquired companies' debt                                                           (265,429)
      Increase in commercial paper                                                      228,000        305,000
      Proceeds from debentures/notes                                                    148,913        197,751
      Net (decrease) increase in credit facilities                                      (34,050)      (164,350)       104,000
      Net proceeds from sale of Common Stock, including related tax benefit              11,566         27,692         14,618
      Purchase of Treasury Stock                                                       (234,602)       (28,746)
      Other                                                                                 407            173
-----------------------------------------------------------------------------------------------------------------------------
                Net cash provided by financing activities                               120,234         72,091        118,618
-----------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                       (713)         1,696            764
Cash and cash equivalents at beginning of year                                            6,631          4,668          3,904
Cash provided by acquisitions                                                                              267
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $  5,918    $     6,631     $    4,668
=============================================================================================================================

Supplemental cash flow information:
      Interest paid, net of interest cost capitalized                                  $ 41,533    $    17,042     $    8,779
      Income taxes paid                                                                $ 93,073    $   122,529     $  109,681


See Notes to Consolidated Financial Statements.

                 Consolidated Statements of Stockholders' Equity


                                                                                        Accumulated
                                                             Additional                    Other
                                                  Common       Paid-in      Retained   Comprehensive  Treasury
                                                   Stock       Capital      Earnings      Income        Stock        Total
                                                  -------------------------------------------------------------------------
                                                                             (in thousands)
Balance at August 31, 1996                        $1,501      $235,247    $  628,834      $           $      $      865,582
Net income                                                                   195,008                                195,008
                                                                                                             --------------
   Comprehensive income                                                                                             195,008
Sale of 1,176 shares of Common Stock
   under stock option and stock purchase plans        12         7,676                                                7,688
Tax benefit of exercise of stock options                         6,930                                                6,930
                                                  -------------------------------------------------------------------------
Balance at August 30, 1997                         1,513       249,853       823,842                              1,075,208
Net income                                                                   227,903                                227,903
                                                                                                             --------------
   Comprehensive income                                                                                             227,903
Purchase of 953 shares of Treasury Stock                                                               (28,746)     (28,746)
Sale of 1,726 shares of Common Stock
   under stock option and stock purchase plans        17        11,475                                               11,492
Tax benefit of exercise of stock options                        16,200                                               16,200
                                                  -------------------------------------------------------------------------
Balance at August 29, 1998                         1,530       277,528     1,051,745                   (28,746)   1,302,057
Net income                                                                   244,783                                244,783
Foreign currency translation adjustment                                                       (3)                        (3)
                                                                                                             --------------
   Comprehensive income                                                                                             244,780
Purchase of 8,657 shares of Treasury Stock                                                            (234,602)    (234,602)
Sale of 924 shares of Common Stock under
   stock option and stock purchase plans              10         7,256                                                7,266
Tax benefit of exercise of stock options                         4,300                                                4,300
                                                  -------------------------------------------------------------------------
Balance at August 28, 1999                        $1,540      $289,084    $1,296,528      $   (3)  $  (263,348) $ 1,323,801
                                                  =========================================================================


See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

Note A - Significant Accounting Policies

     Business: The Company is principally a specialty retailer of automotive parts and accessories. At the end of fiscal 1999, the Company operated 2,711 domestic auto parts stores in 39 states and 6 auto parts stores in Mexico. In addition, the Company sells heavy duty truck parts and accessories through its 46 TruckPro stores in 14 states, automotive diagnostic and repair software through ALLDATA and diagnostic and repair information through alldatadiy.com.

     Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

     Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

     Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method.

     Property and Equipment: Property and equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Leasehold interests and improvements are amortized over the terms of the leases.

     Amortization: The cost in excess of net assets acquired is amortized by the straight-line method over 40 years.

     Preopening Expenses: Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

     Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $21,857,000 in fiscal 1999, $30,109,000 in fiscal 1998 and $27,271,000 in fiscal 1997.

     Warranty Costs: The Company provides the consumer with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product.

     Financial Instruments: The Company has certain financial instruments which include cash, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. The Company uses derivative financial instruments for purposes other than trading to minimize the risk associated with financing activities. Settlements of interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense. Gains or losses resulting from market movements are not recognized. Gains or losses resulting from equity instrument contracts are recognized through stockholders' equity. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Hedges of anticipated transactions are deferred and recognized when the hedged transaction occurs.

     Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Cash Equivalents: Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.

     Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of stock options.

     Impairment of Long-Lived Assets: The Company complies with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

     Comprehensive Income: In fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components. The Company has reflected comprehensive income and its components in the consolidated statements of stockholders' equity.

     Disclosures about Segments of an Enterprise and Related Information: In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of this statement had no effect on the financial statements as the Company operates in a single reportable segment.

     Pensions and Other Postretirement Benefits: In fiscal 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 establishes new standards for the reporting of information about pension and other postretirement benefits. All periods reported have been presented in accordance with SFAS No. 132.

     Internal Use Software Costs: In fiscal 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Developing or Obtaining Internal Use Software." This SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The adoption of SOP 98-1 did not have a material impact on the Company's results of operations or financial position.

     Derivative Instruments and Hedging Activities: During 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In September 1999, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 to the Company's fiscal year 2001. Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on earnings or the financial position of the Company.

Note B - Accrued Expenses

     Accrued expenses consist of the following:

                                August 28,  August 29,
                                   1999        1998
                                ----------------------
                                    (in thousands)
    Medical and casualty
       insurance claims          $ 48,111    $40,640
    Accrued compensation
       and related payroll taxes   41,345     37,684
    Property and sales taxes       48,181     38,506
    Accrued warranty               32,950     20,786
    Other                          59,449     38,841
                                ----------------------
                                 $230,036   $176,457
                                ======================

Note C - Income Taxes

     At August 28, 1999, the Company has net operating loss carryforwards (NOLs) of approximately $48 million that expire in years 2000 through 2018. These carryforwards resulted from the Company's acquisition of ALLDATA Corporation during fiscal 1996 and Chief Auto Parts Inc. and ADAP, Inc. (which had been doing business as "Auto Palace") in fiscal 1998. The use of the NOLs is subject to annual limitations. A valuation allowance of $10,813,000 in fiscal 1999 and $15,902,000 in fiscal 1998 relates to certain of those carryforwards.

     The provision for income tax expense (benefit) consists of the following:

                                Year Ended
                   ------------------------------------
                   August 28,   August 29,   August 30,
                      1999         1998         1997
                   ------------------------------------
                              (in thousands)
   Current:
       Federal      $ 90,018     $103,810     $114,113
       State          10,053       12,149       11,168
                   ------------------------------------
                     100,071      115,959      125,281

   Deferred:
       Federal        38,999       19,665       (6,427)
       State           3,930          576       (1,354)
                   ------------------------------------
                      42,929       20,241       (7,781)
                   ------------------------------------
                    $143,000     $136,200     $117,500
                   ====================================

     Significant components of the Company's deferred tax assets and liabilities areas follows:

                               August 28,       August 29,
                                  1999             1998
                               ---------------------------
                                     (in thousands)
   Deferred tax assets:
      Net operating loss and
         credit carryforwards  $  22,296        $   26,303
      Insurance reserves          15,938            13,847
      Warranty reserves           12,701             7,778
      Deferred lease expense                         6,694
      Accrued vacation             4,779             4,387
      Closed store reserves       25,970
      Inventory reserves          11,562
      Legal reserves               4,263
      Other                       25,157            29,690
                               ---------------------------
                                 122,666            88,699
      Less valuation allowance    10,813            15,902
                               ---------------------------
                                 111,853            72,797
                               ===========================
   Deferred tax liabilities:
      Property and equipment                         4,104
      Accrued property taxes       5,353             3,219
                               ---------------------------
                                   5,353             7,323
                               ---------------------------
   Net deferred tax assets     $ 106,500        $   65,474
                               ===========================

     A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                       Year Ended
                            ---------------------------------
                            August 28, August 29,  August 30,
                               1999       1998        1997
                            ---------------------------------
                                     (in thousands)
   Expected tax
      at statutory rate     $ 135,724   $127,436    $109,378
   State income taxes, net      6,722      8,271       6,379
   Other                          554        493       1,743
                            ---------------------------------
                             $143,000   $136,200    $117,500
                            =================================

Note D - Financing Arrangements

     The Company's long-term debt at the end of fiscal 1999 and 1998 consisted of the following:

                                              August 28,   August 29,
                                                 1999         1998
                                              -----------------------
                                                   (in thousands)
6% Notes due November 2003;
   redeemable at any time at
   the option of the Company                  $150,000      $
6.5% Debentures due July 2008;
   redeemable at any time at
   the option of the Company                   200,000        200,000
Commercial paper, weighted average rate
   of 5.4% at August 28, 1999
   and 5.7% at August 29, 1998                 533,000        305,000
Unsecured bank loan, floating interest rate
   averaging 5.8% at August 29, 1998                           34,050
Other                                            5,340          6,017
                                              -----------------------
                                              $888,340       $545,067
                                              =======================

     In November 1998, the Company sold $150 million of 6% Notes due November 2003, at a discount. Interest on the Notes is payable semi-annually on May 1 and November 1 of each year, beginning May 1999. In July 1998, the Company sold $200 million of 6.5% Debentures due July 2008, at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year, beginning January 1999. Proceeds were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes.

     The Company has a commercial paper program that allows borrowing up to $700 million. As of August 28, 1999, there were borrowings of $533 million outstanding under the program. In connection with the program, the Company has a five-year credit facility with a group of banks for up to $350 million and a 364-day $350 million credit facility with another group of banks. The 364-day facility includes a renewal feature as well as an option to extinguish the outstanding debt one year from the maturity date. Borrowings under the commercial paper program reduce availability under the credit facilities. No amounts were outstanding under either of the $350 million credit facilities at August 28, 1999. Outstanding commercial paper at August 28, 1999, is classified as long-term debt as it is the Company's ability and intention to refinance them on a long-term basis.

     The rate of interest payable under the revolving credit agreements is a function of the London Interbank Offered Rate (LIBOR) or the lending bank's base rate (as defined in the agreement) at the option of the Company. In addition, the multi-year $350 million credit facility contains a competitive bid rate option. Both of the revolving credit facilities contain a covenant limiting the amount of debt the Company may incur relative to its total capitalization. These facilities are available to support domestic commercial paper borrowings and to meet cash requirements.

     Maturities of long-term debt are $183 million for fiscal 2001, $350 million for fiscal 2002 and $355 million thereafter.

     Interest costs of $2,762,000 in fiscal 1999, $2,280,000 in fiscal 1998, and $2,119,000 in fiscal 1997 were capitalized.

     The estimated fair value of the 6.5% Debentures and the 6% Notes, which are both publicly traded, was approximately $184 million and $143 million respectively based on the market price at August 28, 1999. The estimated fair values of all other long-term borrowings approximate their carrying values primarily because of their variable interest rates.

     Subsequent to year-end, the Company entered into financing arrangements totaling $140 million with maturity dates ranging from March 2000 to August 2000 and interest rates ranging from 6.43% to 6.63%.

Note E - Stock Repurchase Program

    As of August 28, 1999, the Board of Directors had authorized the Company to repurchase up to $400 million of common stock in the open market. The Company repurchased 8.7 million shares of its common stock in fiscal 1999 for an aggregate cost of $234.6 million, and repurchased 1 million shares of its common stock in fiscal 1998 for an aggregate cost of $28.7 million. At times, the Company utilizes equity instrument contracts to facilitate its repurchase of common stock. At August 28, 1999, the Company held equity instrument contracts that relate to the purchase of approximately 4.1 million shares of common stock at an average cost of $24.66 per share.

     Subsequent to year-end, the Board authorized the repurchase of an additional $200 million of the Company's common stock in the open market. Additionally, in fiscal 2000, the Company purchased the 4.1 million shares as settlement of the equity instrument contract outstanding at August 28, 1999.

Note F - Employee Stock Plans

     The Company has granted options to purchase common stock to certain employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options are generally exercisable in a three to seven year period, and expire 10 years after grant. A summary of outstanding stock options is as follows:

                                     Wtd. Avg.    Number
                                  Exercise Price of Shares
                                  ------------------------
Outstanding August 31, 1996          $17.96      9,759,756
       Granted                        22.69      2,707,370
       Exercised                       4.93     (1,032,989)
       Canceled                       25.54       (834,883)
                                  ------------------------
Outstanding August 30, 1997           19.84     10,599,254
       Granted                        31.13      1,692,272
       Exercised                       7.39     (1,738,882)
       Canceled                       25.40       (795,780)
                                  ------------------------
Outstanding August 29, 1998           23.56      9,756,864
       Granted                        29.23      2,081,125
       Exercised                      12.87       (596,274)
       Canceled                       28.43       (741,309)
                                  ------------------------
Outstanding August 28, 1999          $24.95     10,500,406
                                  ========================

     The following table summarizes information about stock options outstanding at August 28, 1999:

                                    Options Outstanding          Options Exercisable
                                  -----------------------------------------------------
                                  Wtd. Avg.     Wtd. Avg.                     Wtd. Avg.
Range of Exercise   No. of        Exercise     Contractual      No. of        Exercise
      Price         Options         Price    Life (in years)    Options         Price
---------------------------------------------------------------------------------------
  $  1.09-20.13    2,109,613       $14.20         4.90          974,678        $ 7.33
    22.69-25.13    2,573,857        24.65         6.71          395,904         25.10
    25.25-27.38    2,243,597        26.14         5.40          827,437         25.57
    27.63-31.50    2,345,583        29.30         8.16          179,514         28.71
    32.56-35.13    1,227,756        33.59         8.66           23,763         35.13
---------------------------------------------------------------------------------------
   $ 1.09-35.13   10,500,406       $24.95         6.62        2,401,296        $18.42
=======================================================================================


     Options to purchase 2,401,296 shares at August 28, 1999, and 1,942,510 shares at August 29, 1998, were exercisable. Shares reserved for future grants were 6,176,283 at August 28, 1999, and 2,699,468 at August 29, 1998.

     Pro forma information is required by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and accordingly, no compensation expense for stock options has been recognized. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal 1996.

                                    Year Ended
                         ---------------------------------
                         August 28, August 29,  August 30,
                            1999       1998        1997
                         ---------------------------------
  Net Income ($000)
        As reported      $ 244,783   $227,903    $195,008
          Pro forma      $ 234,898   $221,803    $191,118
     Basic earnings
          per share
        As reported      $    1.64   $   1.50    $   1.29
          Pro forma      $    1.58   $   1.46    $   1.27
   Diluted earnings
          per share
        As reported      $    1.63   $   1.48    $   1.28
          Pro forma      $    1.57   $   1.44    $   1.26

     The weighted-average fair value of the stock options granted during fiscal 1999 was $12.74, during fiscal 1998 was $12.17 and during fiscal 1997 was $9.26. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1999, 1998 and 1997: expected price volatility of .34 to .37; risk-free interest rates ranging from 4.56 to 5.98 percent; and expected lives between 3.75 and 8.0 years.

     The Company also has an employee stock purchase plan under which all eligible employees may purchase common stock at 85% of fair market value (determined quarterly) through regular payroll deductions. Annual purchases are limited to $4,000 per employee. Under the plan 268,554 shares were sold in fiscal 1999 and 232,389 shares were sold in fiscal 1998. The Company repurchased 210,525 shares in fiscal 1999 and 275,526 shares in fiscal 1998 for sale under the plan. A total of 1,299,057 shares of common stock is reserved for future issuance under this plan.

     During fiscal 1998, the Company adopted the 1998 Directors Stock Option Plan. Under the stock option plan, each non-employee director was automatically granted an option to purchase 1,000 shares of common stock on the plan's adoption date. Each non-employee director will receive additional options to purchase 1,000 shares of common stock on January 1 of each year. In addition, so long as the non-employee director owns common stock valued at least equal to five times the value of the annual fee paid to such director, that director will receive an additional option to purchase 1,000 shares as of December 31 of each year.

     In March 1998, the Company adopted the Directors Compensation Plan. Under this plan, a director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in either common stock or the fees may be deferred in units with value equivalent to the value of shares of common stock as of the grant date ("stock appreciation rights").

Note G - Pension and Savings Plan

     Substantially all full-time employees are covered by a defined benefit pension plan. The benefits are based on years of service and the employee's highest consecutive five-year average compensation.

     The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements (in thousands):

                                    August 28,      August 29,
                                       1999            1998
                                    --------------------------
Change in benefit obligation
Benefit obligation
    at beginning of year             $53,971          $42,687
Service cost                           8,022            7,001
Interest cost                          3,727            3,047
Actuarial losses                         327            1,922
Benefits paid                         (1,184)            (686)
                                    --------------------------
Benefit obligation
   at end of year                     64,863           53,971

Change in plan assets
Fair value of plan assets
   at beginning of year               54,565           39,598
Actual return on plan assets           3,488            7,271
Company contributions (refunds)       (1,741)           8,687
Benefits paid                         (1,184)            (686)
Administrative expenses                 (365)            (305)
Fair value of plan assets           --------------------------
   at end of year                     54,763           54,565

Reconciliation of funded status
Funded status of the plan
   (underfunded)                     (10,100)            594
Unrecognized net actuarial
   losses                             11,037            9,282
Unamortized prior service cost        (5,329)          (5,934)
                                    --------------------------
Prepaid (accrued) benefit cost       $(4,392)         $ 3,942
                                    ==========================

                                   August 28, August 29, August 30,
                                      1999      1998        1997
                                   --------------------------------
Components of net periodic
   benefit cost
Service cost                        $ 8,022    $7,001      $6,034
Interest cost                         3,727     3,047       2,496
Expected return on plan assets       (5,001)   (4,090)     (2,847)
Amortization of prior service cost     (606)     (292)        138
Amortization of
   transition obligation                  -      (118)       (150)
Recognized net actuarial
   losses                               451         -          63
                                   --------------------------------
                                    $ 6,593   $ 5,548      $5,734
                                   ================================

     The actuarial present value of the projected benefit obligation was determined using weighted-average discount rates of 7.00% and 6.93% at August 28, 1999 and August 29, 1998, respectively. The assumed increases in future compensation levels were generally 5-10% based on age in fiscal 1999 and 1998 and 6% in fiscal 1997. The expected long-term rate of return on plan assets was 9.5% at August 28, 1999, August 29, 1998 and August 30, 1997. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized actuarial gain or loss is amortized over five years.

     During fiscal 1998, the Company established a defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) plan covers substantially all employees that meet the plan's service requirements. The Company makes matching contributions, on an annual basis, up to a specified percentage of employees' contributions as approved by the Board of Directors.

Note H - Leases

     A portion of the Company's retail stores, distribution centers, and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales.

     Rental expense was $96,150,000 for fiscal 1999, $56,410,000 for fiscal 1998, and $39,078,000 for fiscal 1997. Percentage rentals were insignificant.

     Minimum annual rental commitments under non-cancelable operating leases are as follows (in thousands):

                  Year            Amount
                  -----------------------
                  2000           $106,202
                  2001             97,183
                  2002             82,231
                  2003             69,667
                  2004             55,885
                  Thereafter      214,028
                  -----------------------
                                 $625,196
                  =======================

Note I - Commitments and Contingencies

     Construction commitments, primarily for new stores, totaled approximately $57 million at August 28, 1999.

     AutoZone, Inc., is a defendant in a purported class action lawsuit entitled "Melvin Quinnie on behalf of all others similarly situated v. AutoZone, Inc., and DOES 1 through 100, inclusive" filed in the Superior Court of California, County of Los Angeles, in November 1998. The plaintiff claims that the defendants failed to pay overtime to store managers as required by California law and failed to pay terminated managers in a timely manner as required by California law. The plaintiff is seeking injunctive relief, restitution, statutory penalties, prejudgment interest, and reasonable attorneys' fees, expenses and costs. The case is in the early stages of pre-class certification discovery and therefore the Company is unable to predict the outcome of this lawsuit at this time. The Company is vigorously defending against this action.

     AutoZone, Inc., and Chief are defendants in a purported class action lawsuit entitled "Paul D. Rusch, on behalf of all others similarly situated, v. Chief Auto Parts Inc. and AutoZone, Inc." filed in the Superior Court of California, County of Los Angeles, in May 1999. The plaintiffs claim that the defendants have failed to pay their store managers overtime pay from March 1997 to the present. The plaintiffs are seeking back overtime pay, interest, an injunction against the defendants committing such practices in the future, costs, and attorneys' fees. In September 1999, the Court denied the Company's motion to strike the complaint's request for class certification based on a prior case of Chief which relied on similar facts in which the class certification was denied. The Company has appealed the Court's decision. The Company is unable to predict the outcome of this lawsuit at this time, but believes that the potential damages recoverable by any single plaintiff are minimal. However, if the plaintiff class were to be certified and prevail on all of its claims, the aggregate amount of damages could be substantial. The Company is vigorously defending against this action.

     The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these other matters will result in liabilities material to the Company's financial condition or results of operations.

     The Company is self-insured for workers' compensation, automobile, general and product liability losses. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels of stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Note J - Business Combinations

     In October 1998, the Company acquired real estate and real estate leases for 100 Express auto parts stores from Pep Boys for approximately $108 million.

     In February 1998, the Company acquired ADAP, Inc. ("Auto Palace"). The acquisition added 112 automotive parts and accessories stores in the Northeast. In May 1998, the Company acquired the assets and liabilities of TruckPro, L.P., including the service mark "TruckPro." The 43 TruckPro stores in 14 states specialized in the sale of heavy duty truck parts.

     Additionally, in June 1998, the Company acquired Chief for approximately $280 million, including the assumption of approximately $205 million of indebtedness. Chief operated 560 auto parts stores primarily in California.

     Results of operations for acquisitions are included with the Company since each respective acquisition date. The purchase method of accounting for acquisitions was utilized for all transactions and, therefore, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. The goodwill associated with these transactions is being amortized over 40 years.

     The fair value of assets and liabilities recorded as a result of the fiscal 1999 and 1998 transactions as well as fiscal 1999 purchase accounting adjustments are as follows (in thousands):

                                         Year Ended
                                 -------------------------
                                  August 28,    August 29,
                                     1999          1998
                                 -------------------------
     Cash and cash equivalents   $              $      267
     Receivables                                    22,786
     Inventories                    (38,420)       209,829
     Property and equipment          12,886        104,640
     Goodwill                       162,225        166,013
     Deferred income taxes           83,955         56,388
     Accounts payable                  (992)      (106,947)
     Accrued liabilities            (58,213)       (52,826)
     Debt                                         (271,273)
     Other                          (53,441)       (28,846)
                                 -------------------------
     Total cash purchase price   $  108,000     $  100,031
                                 =========================

     The following unaudited pro forma results of operations assume that the fiscal 1998 acquisitions and the related financing transactions occurred at the beginning of the periods presented.

                                         Year Ended
                                  ------------------------
                                  August 29,    August 30,
                                     1998          1997
                                  ------------------------
                            (in thousands, except per share data)
     Net sales                   $3,758,700     $3,397,300
     Net income                     221,200        189,200
     Diluted earnings per share        1.44           1.24

     The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations and related transactions been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results.

     During fiscal 1999, the Company recorded reserves for closed stores of approximately $75 million and charged lease and related costs of approximately $15 million against this reserve.

Management's Report

     AutoZone's management takes responsibility for the integrity and objectivity of the financial statements in this annual report. These financial statements were prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of AutoZone.

     The financial statements in this report were prepared in conformity with generally accepted accounting principles. In certain instances, management used its best estimates and judgments based upon currently available information and management's view of current conditions and circumstances.

     Management maintains a system of internal controls designed to provide reasonable assurance that assets are protected from improper use and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's records. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefit derived.

     The financial statements of AutoZone have been audited by Ernst & Young LLP, independent auditors. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of internal accounting controls and financial reporting matters.


/s/ Robert J. Hunt

Robert J. Hunt
Executive Vice President - Finance
Chief Financial Officer
Customer Satisfaction



Corporate Information

Transfer Agent and Registrar
EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 756-8200
(201) 324-0498
equiserve.com

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: AZO

Auditors
Ernst & Young LLP
Memphis, Tennessee

Store Support Center
123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500

AutoZone Web Site
http://www.autozone.com



Report of Independent Auditors

Stockholders
AutoZone, Inc.,

     We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 28, 1999 and August 29, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 28, 1999 and August 29, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 28, 1999 in conformity with generally accepted accounting principles.

                                                /s/ Ernst & Young LLP


Memphis, Tennessee
September 29, 1999




Annual Meeting
The Annual Meeting of Stockholders of AutoZone will be held at 10 a.m. on December 9, 1999, at The Orpheum Theater, 203 South Main, Memphis, Tennessee.

Form 10-K/Quarterly Reports
Stockholders may obtain free of charge a copy of the Company's annual report on Form 10-K and quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission or our quarterly press releases by writing to Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101.

Copies of all documents filed by the company with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

Stockholders of Record
As of August 28, 1999, there were 3,319 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

OFFICERS

John C. Adams, Jr.
Chairman and CEO
Customer Satisfaction


Timothy D. Vargo
President and COO
Customer Satisfaction


EXECUTIVE VICE PRESIDENT
CUSTOMER SATISFACTION

Robert J. Hunt
Chief Financial Officer


SENIOR VICE PRESIDENTS
CUSTOMER SATISFACTION

Gene Auerbach
Store Development

Bruce G. Clark
Systems Technology & Support,
and Chief Information Officer

Gerald E. Colley
Stores

Joseph M. Fabiano
Chief People Officer

Harry L. Goldsmith
General Counsel
& Secretary

Michael E. Longo
Distribution

Anthony D. Rose, Jr.
Advertising

Stephen W. Valentine
International

David J. Wilhite
Merchandising


VICE PRESIDENTS
CUSTOMER SATISFACTION

Richard F. Adams, Jr.
Merchandising Analysis
& Support

Michael B. Baird
President & COO, TruckPro

Jon A. Bascom
Systems Technology
& Support

B. Craig Blackwell
Stores

Michael E. Butterick
Controller

William L. Cone
Loss Prevention

James A. Cook, III
Treasurer

Brett D. Easley
President, ALLDATA

James A. Etzkorn
Systems Technology
& Support

Clete Faddis
Stores

Larry Fussy
Stores

Wm. David Gilmore
Store Design & Construction

Frank B. Goodman, III
Business Planning
& Analysis

Tricia K. Greenberger
Financial Planning & Control

Phillip J. Jackson
Distribution

William R. McCawley, Jr.
Stores

Jack Mitchell
Supplier Quality

Thomas Newbern
Stores

David W. Nichols
Stores

Mark A. Palazola
Purchasing

William C. Rhodes, III
Finance

Richard C. Smith
Stores

Dennis P. Tolivar, Sr.
Stores

William E. Wulfers
Stores


OTHER CORPORATE OFFICERS
CUSTOMER SATISFACTION

Emma Jo Kauffman
Assistant Treasurer

Donald R. Rawlins
Assistant Secretary



BOARD OF DIRECTORS

John C. Adams, Jr.
Chairman and CEO
Customer Satisfaction

Andrew M. Clarkson (3*)
Chairman
Finance Committee
Customer Satisfaction

Dr. N. Gerry House(2)
Superintendent
Memphis City Schools

Robert J. Hunt
Executive Vice President
and CFO
Customer Satisfaction

Joseph R. Hyde, III
Former Chairman and CEO
Customer Satisfaction

James F. Keegan(1*, 2)
Chairman
Adams Keegan

Michael W. Michelson(3)
General Partner
Kohlberg Kravis Roberts
& Co. LLC

Ronald A. Terry(1, 2*)
Retired Chairman
First Tennessee
National Corporation

Timothy D. Vargo
President and COO
Customer Satisfaction

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(*) Committee Chairman

[PHOTO OF DOWNTOWN MEMPHIS APPEARS HERE]

Yes, our customer service, our quality parts and our innovative stores propelled us into the lead in the parts business. But we have a secret weapon. A silent partner, if you will. Memphis.

Our store support center overlooks the mighty Mississippi, the original path for America's distribution.

Today, we trust the rails, the highways and the skies for moving America's goods from manufacturer to customer. And Memphis is where they converge -- the distribution capital of the free world. That's probably why FedEx decided to hang out its shingle here 25 years ago.

But there's more to Memphis than world-class distribution systems. Our distinction of being the birthplace of rock`n roll guarantees beehives and blue suede shoes to beat the band during Elvis' birthday week. And the music thing doesn't stop at rock`n roll. The blues heard on Beale Street are famous the world over. Does the name BB King ring a bell? In addition to blues so blue they make Elvis' shoes look pale, BB's club serves up the best fried dill pickles you'll ever sink your teeth into. Ribs (pork ribs, for you out-of-towners) are also a strong suit. We're the home of the National Civil Rights Museum and the world's premier pediatric oncology research center -- St. Jude Children's Research Hospital.

AutoZone draws its strength from this cultural base, but topping the list is the hospitality for which our region is known. Treating our customers like friends came naturally for us when we opened our first store, and 20 years later it's still the right thing to do.

                     AutoZoners always put customers first.
                         We know our parts and products.
                             Our stores look great.
                       And we've got the best merchandise
                               at the right price.









                        [AUTOZONE(R) LOGO APPEARS HERE]